08031107

SEC Mail Processing Section

MAR 3 1 2008

Washington, DC 106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15826

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: John Hancock Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Bloor Street, East
(No. and Street)

Toronto (City) Ontorio, Canada (State) M4W 1E5 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

200 Clarendon Street (Address) Boston (City) MA (State) 02116 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 7 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey H. Long, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of John Hancock Distributors LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOAN O'NEILL
Notary Public
Commonwealth of Massachusetts
My Commission Expires April 6, 2013

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information

John Hancock Distributors LLC
Year Ended December 31, 2007
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

John Hancock Distributors LLC

Financial Statements and Supplemental Information

Year Ended December 31, 2007

Contents

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Member of
John Hancock Distributors LLC

We have audited the accompanying statement of financial condition of John Hancock Distributors LLC at December 31, 2007, and the related statements of income, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of John Hancock Distributors LLC at December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the accompanying financial statements, the Company has restated the January 1, 2007 opening balance of member's equity.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

ERNST & YOUNG LLP

March 28, 2008

John Hancock Distributors LLC

Statement of Financial Condition

December 31, 2007

Assets	
Cash and cash equivalents	$11,923,640
Commissions and distribution fees receivable *(Notes 2 and 6)*	3,435,323
Due from affiliated companies *(Note 6)*	1,406,292
Deferred selling commissions *(Notes 2 and 3)*	2,466,642
Prepaid assets	307,980
Other assets	71,115
Total assets	$19,610,992
Liabilities and member's equity	
Liabilities:	
Commissions and distribution expenses payable	$ 1,263,385
Accrued liabilities	266,600
Distributions payable to John Hancock Life Insurance Company (U.S.A.) *(Note 6)*	7,339,184
Total liabilities	8,869,169
Member's equity	10,741,823
Total liabilities and member's equity	$19,610,992

See accompanying notes.

John Hancock Distributors LLC

Statement of Income

Year Ended December 31, 2007

Revenues	
Underwriting and distribution fees *(Notes 2 and 6)*	$1,102,437,378
Fees earned pursuant to Rule 12b-1 distribution plans *(Notes 2 and 6)*	143,249,503
Dividends, interest, realized gains and other	926,092
	1,246,612,973
Expenses	
Selling commissions *(Note 2)*	815,749,760
Distribution expenses	140,451,810
Service fees *(Note 6)*	19,109,856
Registration and filing fees	380,010
Other selling, general and administrative expenses *(Note 6)*	146,419,735
	1,122,111,171
Net income	$ 124,501,802

See accompanying notes.

John Hancock Distributors LLC

Statement of Changes in Member's Equity

Balance at January 1, 2007	$ 11,355,389
Correction of prior period error *(Note 2)*	2,066,113
Balance at January 1, 2007 (As restated)	13,421,502
Net income	124,501,802
Distributions declared	(127,181,481)
Balance at December 31, 2007	$ 10,741,823

See accompanying notes.

John Hancock Distributors LLC

Statement of Cash Flows

Year Ended December 31, 2007

Operating activities	
Net income	$ 124,501,802
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization of deferred selling commissions	562,774
Decrease in commissions and distribution fees receivable	1,408,847
Increase in deferred selling commissions, excluding amortization	(963,303)
Decrease in prepaid assets	788,379
Decrease in due to affiliated companies, net	(830,659)
Decrease in other assets	79,131
Increase in commissions and distribution expenses payable	606,281
Decrease in accrued liabilities	(130,936)
Net cash provided by operating activities	126,022,316
Financing activity	
Distributions paid to JHUSA	(134,105,188)
Net cash used in financing activity	(134,105,188)
Net decrease in cash and cash equivalents during the year	(8,082,872)
Cash and cash equivalents at beginning of year	20,006,512
Cash and cash equivalents at end of year	$ 11,923,640

See accompanying notes.

1. Organization and Description of Business

John Hancock Distributors LLC (LLC or the Company) is a registered broker/dealer under the Securities Exchange Act of 1934 (the Act). The Company was formed on August 1, 2001 as a single member limited liability corporation under the provisions of the Delaware Limited Liability Company Act. Under the provisions of this Act, the member's liability is limited to LLC's assets provided that the member returns to LLC any distributions received. LLC is a wholly-owned subsidiary of The John Hancock Life Insurance Company (U.S.A.) (JHUSA (formerly Manufacturers Life Insurance Company (U.S.A.)), which is the only admitted member of LLC and is an indirect, wholly-owned subsidiary of the Manulife Financial Corporation (MFC), a Canadian publicly traded life insurance company.

The Company serves as a wholesale distributor and/or underwriter throughout the United States, primarily for variable life insurance products and variable annuity products issued by JHUSA and registered investment companies (the Funds) managed by The Berkeley Financial Group, LLC and Subsidiaries (the Berkeley Group), which is a wholly-owned subsidiary of John Hancock Subsidiaries, LLC (Subsidiaries), which is in turn a wholly-owned subsidiary of John Hancock, and which in turn is a subsidiary of MFC.

2. Significant Accounting Policies

Correction of Prior Period Error

During 2007, the Company initiated a review of accounting procedures related to the recording of distribution expenses and related revenue. As a result of these review procedures, JHUSA transferred to the Company an intangible asset representing deferred selling commissions related to the Company's college savings plan business. The amount transferred as of December 31, 2006 was $2,066,113, with an offsetting adjustment to the January 1, 2007 opening balance of member's equity.

Use of Estimates

The process of preparing financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses and disclosures. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements and during the reporting period. Accordingly, upon settlement, actual results may differ from those estimated amounts.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments, with a maturity of less than three months to be cash equivalents. These investments are recorded at amortized cost.

Deferred Selling Commissions

The Company pays a selling commission to the selling broker/dealer for sales of the Funds' Class B shares, which also carry contingent deferred sales charges (CDSC). B-share selling commissions are capitalized as deferred selling commissions, and are amortized on a straight-line basis over periods not exceeding six years. The amortization period is intended to approximate the period of time expected to be benefited, that is the period during which fees earned pursuant to Rule 12b-1 distribution plans are received from the Funds and CDSC payments are received from shareholders of the Funds. Upon receipt of CDSC payments, the Company records additional amortization to arrive at an estimate of the remaining unamortized deferred selling commission applicable to the shares redeemed.

Revenue Recognition

Underwriting and distribution fees were derived principally from the purchase and sale of variable life insurance products and the retail purchase and sale of variable annuity products issued by JHUSA, John Hancock Life Insurance Company of New York (JHNY), John Hancock Life Insurance Company (JHLICO) and John Hancock Variable Life Insurance Company (JHVLICO). This revenue is recorded during the period in which underwriting and distribution services are performed. Fees earned pursuant to Rule 12b-1 distribution plans are recorded in the period in which the service is rendered.

Securities transactions and related revenues and expenses are recorded on a trade date basis.

2. Significant Accounting Policies (continued)

Income Taxes

In conformity with the Internal Revenue Code and applicable state and local tax statutes, any profits or losses generated by the Company are required to be reported in the tax returns of its only admitted member, JHUSA. Therefore, no income tax provision was established for the Company in 2007. However, had the Company separately recorded a tax provision for the year ended December 31, 2007, it would have amounted to approximately $44,000,000.

Fair Values of Financial Instruments

The carrying amounts of the financial instruments in the accompanying statement of financial condition approximate their fair value.

Recent Accounting Pronouncements

On September 15, 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* (SFAS 157). This standard, which provides guidance on how to measure fair values of assets and liabilities, applies whenever other standards require or permit assets or liabilities to be measured at fair value, but does discuss when to use fair value accounting. SFAS 157 establishes a fair value measurement hierarchy that gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, and requires fair value measurements to be separately disclosed by level within the hierarchy. SFAS 157 will be effective for the Company beginning January 1, 2008. The Company is still evaluating the impact SFAS 157 will have on its financial position or results of operations.

In June 2006, the FASB issued Financial Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 prescribes a recognition and measurement model for the impact of tax positions taken, or expected to be taken, in a tax return, and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 requires evaluation of whether a tax position taken, or expected to be taken, in a tax return is more likely than not to be sustained if challenged, and if so, evaluation of the largest benefit that is more than 50% likely of being realized on ultimate settlement. Differences between these benefits and actual tax positions result in either an increase in a liability for income taxes payable or a reduction of an income tax refund receivable, or a reduction in a deferred tax asset or an increase in a deferred tax liability, or both. FIN 48 requires recording a cumulative effect of adoption in retained earnings as of beginning of year of adoption. FIN 48 is effective for the Company beginning January 1, 2007. Adoption of FIN 48 is not expected to result in a material impact on the Company consolidated financial position or results of operations.

3. Deferred Selling Commissions

The activity related to deferred selling commissions for the year ended December 31, 2007 was as follows:

Balance at January 1	$2,066,113
Additions	963,303
Amortization	(562,774)
Balance at December 31	$2,466,642

4. Commitments and Contingencies

The Company had been requested by the SEC to provide information with respect to market timing and late trading of mutual funds and sales compensation and broker/dealer practices. It is believed that these inquiries are similar to those made to many financial service companies by various agencies into practices, policies and procedures relating to trading in mutual fund shares and sales compensation and broker/dealer practices. The Company cooperated fully with government and regulatory authorities in connection with the inquiry and reached a settlement that was announced on June 25, 2007. Under the settlement agreement with the SEC, the Company and three of their affiliates (collectively, the John Hancock Affiliates) resolved an investigation of certain practices which involved directed brokerage and revenue sharing. Under the terms of the settlement, each John Hancock Affiliate defined above was censured and agreed to pay a $500,000 civil penalty to the United States Treasury. In addition, the John Hancock Affiliates agreed to pay funds and prejudgment interest to entities, including certain John Hancock Funds, that participated in the Company's directed brokerage program during the period from 2000 to October 2003. The Company has discontinued the use of directed brokerage in recognition of the sale of fund shares in October 2003.

The Company is also involved in certain legal proceedings which arise in the normal course of business. Management believes the outcome of pending litigation will not have a material adverse effect on the Company.

5. Net Capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $3,125,586, which was $2,534,308 in excess of its required net capital of $591,278. The Company's net capital ratio was 2.84 to 1.

6. Related Party Transactions

The financial statements have been prepared from the records maintained by the Company, which include allocations of certain expenses by JHUSA and MFC and are not necessarily indicative of the financial conditions or results of operations that would have occurred if the Company had been operating as an unaffiliated corporation.

Rule 12b-1 Distribution Plans

Pursuant to Rule 12b-1 of the Investment Company Act of 1940, the Company earns Rule 12B-1 distribution fees for distributing certain funds for John Hancock Funds, LLC (Funds, LLC), an affiliated company. Rule 12B-1 distribution fees earned from Funds, LLC amounted to $14,234,162 for the year ended December 31, 2007, and are included in commission revenue. In addition, beginning in 2007, the Company earned $60,000 as a placement agent for John Hancock Natural Resources Group (HNRG), an affiliated company.

Service Fees

The Company receives 12b-1 fees related to assets held in 401(k) Plan products issued by JHUSA. The Company subcontracts the shareholder servicing for those assets to JHUSA. The Company paid service fees of $19,109,856 to JHUSA for these services for the year ended December 31, 2007.

Due from/to Affiliated Companies

The Company receives underwriting and distribution fees from JHUSA, JHNY, JHLICO and JHVLICO for the sale of variable annuities and variable life insurance products. The total amount of fees received from related parties was $1,088,696,198 for the year ended December 31, 2007.

JHUSA, JHNY, JHLICO and JHVLICO pay all selling and administrative costs and certain other expenses as mutually agreed upon, and is reimbursed by the Company. Reimbursed amounts included in selling, general and administrative expenses totaled $146,007,968 for the year ended December 31, 2007.

For the year ended December 31, 2007, the Company paid distributions of $134,105,188 to JHUSA.

Supplemental Information

John Hancock Distributors LLC

Computation of Net Capital Pursuant to SEC Rule 15c3-1

Year Ended December 31, 2007

Computation of net capital	
Total member's equity (from statement of financial condition)	$10,741,823
Total capital	10,741,823
Deductions and/or charges:	
Nonallowable assets:	
Commissions and distribution fees receivable	3,435,323
Due from affiliated companies	1,406,292
Deferred selling commissions	2,466,642
Prepaid assets	307,980
Total nonallowable assets	7,616,237
Net capital	$ 3,125,586
Computation of aggregate indebtedness:	
Total liabilities	$ 8,869,169
Aggregate indebtedness	$ 8,869,169
Computation of basic net capital requirement	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 591,278
Minimum dollar net capital requirement	$ 25,000
Net capital requirement (greater of above amounts)	$ 591,278
Excess net capital over requirement	$ 2,534,308
Ratio of aggregate indebtedness to net capital	2.84 to 1

Note: There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5, as of December 31, 2007, as amended.

Schedule II

John Hancock Distributors LLC

Statement Regarding SEC Rule 15c3-3

Year Ended December 31, 2007

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that Rule.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

To the Member of
John Hancock Distributors LLC

In planning and performing our audit of the financial statements of John Hancock Distributors LLC (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This deficiency was considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2007, and this deficiency does not affect our report on the financial statements of the Company dated March 28, 2008. The Company failed to properly record in a timely manner a material amount of its distribution fee revenue and distribution expense and a related deferred selling commission asset. These revenue and expense amounts should have been recorded by the Company, but instead were recorded in error by affiliated companies. Except for the amount noted in the accompanying financial statements as "restated," the net capital of the Company was not affected by the adjustments made to the financial statements as a result of this error. Since discovery of the error, and the corresponding material weakness in internal control, the Company has implemented additional internal control policies and procedures to address revenue and expense recognition among its affiliates. These enhanced internal control policies and procedures include detailed review by the Company of all legal agreements between affiliated companies and additional preventive and detective controls in the form of specific policies and procedures to properly record all applicable revenue and expense amounts consistent with the legal agreements and more in-depth analytical review procedures to be performed on a periodic basis.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. However, we identified the following condition that we consider to be a material inadequacy. This condition was considered in

determining the nature, timing and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2007, and this condition does not affect our report on the financial statements of the Company dated March 28, 2008. As a result of the material weakness noted above, a condition deemed to be a material inadequacy existed as of and for the year ended December 31, 2007 related to the Company's ability to make the periodic computations of aggregated indebtedness and net capital under SEC Rule 15c3-1. This condition could reasonably be expected to result in material misstatements of the Company's financial statements, and more specifically its ability to make periodic computations of aggregate indebtedness and net capital under SEC Rule 15c3-1. The Company has implemented additional internal control policies and procedures to address the condition which gave rise to the material inadequacy in a manner consistent with the internal control enhancements put in place to resolve the matters which resulted in the material weakness described above.

This report is intended solely for the information and use of the member, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst + Young LLP

ERNST & YOUNG LLP

March 28, 2008

END